

Another Round, LLC

Financial Statements

(With Independent Accountants' Review Report)

December 31, 2018 and 2017



BAUER
& COMPANY
audit & accounting services

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
Another Round, LLC :

We have reviewed the accompanying financial statements of Another Round, LLC (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations, changes in members' equity and cash flows for December 31, 2018 and for the period from September 6, 2017 ("Inception") through December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that Another Round, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Another Round, LLC be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
October 4, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

ANOTHER ROUND, LLC
Balance Sheets
December 31, 2018 and 2017

		2018		2017
		(unaudited)		(unaudited)
Assets				
Current assets				
Cash and cash equivalents	$	382,395	$	58,500
Prepaid assets		23,499		-
Current assets		405,894		58,500
Property and equipment		29,500		-
Deposits		19,587		-
Total assets	$	454,981	$	58,500
Liabilities and Members' Equity				
Current liabilities				
Accounts payable and accrued expenses	$	-	$	-
Note payable, net of long-term portion		29,129		-
Total current liabilities		29,129		-
Note payable net of current portion		204,595		
Total liabilities		233,724		-
Commitment and contingencies		-		-
Members' Equity				
Total members' equity		221,257		58,500
Total liabilities and members' equity	$	454,981	$	58,500

See accompanying notes to the financial statements and the independent accountants' review report.

ANOTHER ROUND, LLC
Statements of Operations
For the Years Ended December 31, 2018 and 2017

		2018 (unaudited)		2017 (unaudited)
Revenues	$	-	$	-
Cost of revenues		-		-
Gross margin		-		-
Operating expenses				
General and administrative		11,022		1,500
Total operating expenses		11,022		1,500
Loss from operations		(11,022)		(1,500)
Other expenses, net				
Interest expense		11,106		-
Total other expense, net		11,106		-
Loss before income taxes		(22,128)		(1,500)
Income tax expense		-		-
Net loss	$	(22,128)	$	(1,500)

See accompanying notes to the financial statements and the independent accountants' review report.

ANOTHER ROUND, LLC

Statements of Changes in Members' Equity

For the Years Ended December 31, 2018 and 2017

Balances at December 31, 2016 (unaudited)	$	-
Contributions from members		60,000
Net loss		(1,500)
Balances at December 31, 2017 (unaudited)	$	58,500
Contributions from members		184,885
Distributions		-
Net loss		(22,128)
Balances at December 31, 2018 (unaudited)	$	221,257

See accompanying notes to the financial statements and the independent accountants' review report.

ANOTHER ROUND, LLC

Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

	2018 (unaudited)	2017 (unaudited)
Cash flows from operating activities:		
Net loss	$ (22,128)	$ (1,500)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Prepaid assets	(23,499)	-
Deposits	(19,587)	-
Net cash used in operating activities	(65,214)	(1,500)
Cash flows from investing activities:		
Purchase of property and equipment	(29,500)	-
Net cash used in investing activities	(29,500)	-
Cash flows from financing activities:		
Proceeds from issuance of notes payable, net	233,724	-
Contributions from members	184,885	60,000
Net cash provided by financing activities	418,609	60,000
Net increase in cash and cash equivalents	323,895	58,500
Cash and cash equivalents at beginning of year	58,500	-
Cash and cash equivalents at end of year	$ 382,395	$ 58,500
Supplemental disclosure of non-cash financing activities:		
Cash paid for income taxes	$ -	$ -
Cash paid for interest expense	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 – Nature of Business

Another Round, LLC ("the Company") was formed as a limited liability company under the laws of the state of Texas on September 7, 2017 ("Inception").

The Company was formed to bring an artistic design to mini golf centered around a bar serving signature, speedcraft cocktails starting with an indoor location that is half a mile away from downtown Dallas in the burgeoning West Dallas neighborhood.

The venue has not started operations; therefore, the Company has had minimal operations since Inception through December 31, 2018.

Note 2 – Liquidity and Capital Resources

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash and cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment

Property and equipment consists of construction in progress stated at cost. The Company has not started depreciating property and equipment as the property and equipment has not been put into use as of December 31, 2018 and 2017.

Revenue recognition

Revenue will be recognized when the delivery of promised goods matches the amount of consideration expected in exchange for the goods.

Cost of revenues

Cost of revenues consists of the cost of the product, inbound freight charges, purchasing and receiving costs, merchandise handling and storage costs.

Income taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review

The Company has evaluated subsequent events through October 4, 2019, the date the financial statements were available to be issued.

Recent accounting pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Income taxes

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts payable and accrued expenses, and accrued payroll are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable charge interest at fixed rates; however, the balances as of December 31, 2018 and 2017 approximate fair value due to the proximity of the agreements to the balance sheet date.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2018 and 2017:

	2018	2017
Construction in progress	$ 29,500	$ -
Subtotal	29,500	-
Less accumulated depreciation	-	-
Total	$ 29,500	$ -

There was no depreciation expense for the years ended December 31, 2018 and 2017.

Note 5 – Note Payable

On May 1, 2018, the Company entered into a term note (the "Note") agreement with Chase Bank. The Note is for an aggregate amount of up to $250,000 and bears interest at the rate of 8%. As of December 31, 2018, the outstanding balance was $233,724. The Note expires in May 2025.

The Company's five year maturity schedule as of December 31, 2018 is as follows:

2019	$ 29,129
2020	31,546
2021	34,165
2022	37,000
2023	40,071
Thereafter	61,813
	$ 233,724

Note 6 – Members' Equity

The Operating Agreement (the "Agreement") sets forth the terms for the management of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting

The Company shall be managed by the managers. Each member of the Company shall be entitled to vote in proportion to the membership interest held in the Company.

Distributions

Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

Capital accounts

The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss

After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 7 – Commitments and Contingencies

Lease arrangements

In January 2018, the Company leased space under non-cancelable operating leases expiring in December 2031. Rent expense on the Company's operating lease was $0 for the year ended December 31, 2018 as the lease has not commenced.

Future minimum lease payments under these leases as of December 31, 2018 are as follows:

2019	$	44,070
2020		177,602
2021		182,935
2022		188,429
2023		194,055
Thereafter		1,714,088
	$	2,501,179

Litigation

The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management

The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 9 – Subsequent Events

On August 28, 2019, the Company entered into an agreement with Next Seed US, LLC ("the Portal") to offer up to $250,000 of financial interests through an offering to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.